04036996

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

RECEIVED
2004 SEP 21 A 9:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 8, 2004

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: New Release dated September 8, 2004

Enclosed is a copy of our News Release dated September 8, 2004 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
SEP 23 2004
THOMSON FINANCIAL

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

dlw 9/23

DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net

September 8, 2004 TSX Symbol: DTA

NEWS RELEASE

CLOSING OF PRIVATE PLACEMENT AND TSX VENTURE EXCHANGE'S CONSENT TO ISSUE 50,000 SHARES TO EXTEND WORK COMMITMENT, ATKINSON GOLD PROSPECT

CLOSING OF PRIVATE PLACEMENT

DENTONIA RESOURCES LTD. ("Dentonia") announces that it has closed the non-brokered private placement of 4,535,000 Units at $0.06 per Unit announced on July 29, and July 30, 2004, as amended, and has received $272,100. Insider placees are Adolf A. Petancic for 800,000 Units, R. H. McMillan for 300,000 Units, and Henry M. Fowlds for 15,000 Units.

The Shares forming part of the Units and any Shares acquired by the exercise of Share Purchase Warrants ("Warrant") are subject to resale restriction expiring on January 7, 2005.

Each Unit consists of one common share and one non-transferable Warrant. One Warrant entitles the holder to purchase one additional Share exercisable for a period of two (2) years, at an exercise price of $0.10 per Share to September 7, 2005, and at $0.20 per share after September 7, 2005 to September 7, 2006.

ATKINSON GOLD PROSPECT, ONTARIO

The Dentonia Atkinson Gold Project is located a few kilometers south of the Detour Lake Mining Camp, Northeastern Ontario. Trade Winds and Pelangio are currently actively exploring this camp.

The Atkinson Prospect encompass drill targets defined by untested airborne and ground electromagnetic-magnetic anomalies associated with Archean rhyolitic volcanic rocks at the western end of the Mattagami-Selbaic Greenstone Belt.

A drill program, on part of the Atkinson Gold Prospect, in 1996, intersected a gold mineralized zone in several holes, the best intersect was over 9 meters with a grade of 10.7 g/t gold.

Subsequent IP and magnetic surveys produced eleven (11) chargeability anomalies and magnetic "lows", untested, on this structure.

In addition, six (6) test targets in the adjacent area now staked, based on the Ontario Geological Survey electromagnetic-magnetic data, are to be tested with further ground geophysical surveys and, if appropriate, diamond drilling.

Ground geophysical surveys and a drill program of seventeen (17) drill holes (2,250 meters), after freeze-up, are proposed to further define and test these targets at an estimated cost of up to $400,000, on or before April 15, 2005.

DENTONIA RESOURCES LTD.
"Adolf A. Petancic"
Adolf A. Petancic
President